

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2015

<u>Via E-mail</u>
Gary S. Kohler
Blue Clay Capital Management LLC
800 Nicollet Mall, Suite 2870
Minneapolis, Minnesota 55402

Re: Select Comfort Corporation
Definitive Additional Soliciting Materials filed under cover of Schedule 14A
DFAN14A filed April 22nd, 2015 by Blue Clay Capital Partners CO III, LP, et al.
File Number: 000-25121

Dear Mr. Kohler,

We have reviewed the above-captioned filing, and have the following comment. We ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by filing a revised communication or by providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any additional filings and any information you provide in response to this comment, we may have additional comments.

DFAN14A filing made on April 1st, 2015 | Exhibit 1 – Investor Presentation

1. Slide 7 presents multiple possible valuations for the issuer Select Comfort Corporation based on the occurrence or non-occurrence of three separate events. SEC Release 34-16833 (May 23, 1980) indicates that valuation claims included in proxy material must be made "in good faith and on a reasonable basis and [be] accompanied by disclosure which facilitates shareholders' understanding of the basis for and the limitations on the projected realizable values." Slide 7 fails to include any disclosure regarding the assumptions, qualifications or limitations of the participants' assertions on this slide presentation. Please provide us with the basis for the three different share price estimates. In addition, please confirm that the next solicitation subject to becoming a publicly-filed communication will include the basis for such estimate in accordance with the cited interpretive release, or advise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

Blue Clay Capital Partners CO III LP, et al.
c/o Gary S. Kohler
April 23, 2015
P a g e | **2**

1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure presented in their filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:
Michael R. Neidell, Esq.
Olshan Frome Wolosky LLP